Exhibit 1

Ellomay Capital Announces Further Investments in the Italian Photovoltaic Market;
Invests approximately Euro 15.5 million in Photovoltaic Plants with an aggregate power of 4
MWp

Tel-Aviv, Israel, March 30, 2011 – Ellomay Capital Ltd. (EMYCF.PK) (“Ellomay” or the “Company”), announced today that it has entered into two agreements (the “Agreements”) with Italian contractors in connection with the acquisition and construction of the following photovoltaic plants in the Puglia Region in Italy: (i) a photovoltaic plant of approximately 3 MWp with single tracker technology that the contractor has undertaken to connect to the Italian national grid by May 31, 2011 under the applicable 2011 Feed-in-Tariff (with certain adjustments to the consideration in the event of delays) and (ii) a photovoltaic plant of approximately 1 MWp with fixed technology that is already constructed and expected to connect to the Italian national grid under 2010 Feed-in-Tariff.

In connection with both Agreements, a subsidiary of the Company purchased all outstanding shares of the Italian companies that own the projects. The aggregate cost of the projects is approximately Euro 15.5 million. The Agreements require the contractors to deliver two fully operational photovoltaic plants, including the connection of the plants to the Italian national grid. It is the Company’s intention to finance the majority of the investment in connection with these projects by obtaining financing from a financial institution.

These photovoltaic plants join the Company’s six existing photovoltaic plants, two of which are in the Puglia Region and are connected to the Italian national grid under 2010 Feed-in-Tariff and four of which are in the Marche Region and are constructed and expected to connect to the Italian national grid under the same Feed-in-Tariff.

About Ellomay Capital

Ellomay Capital Ltd. is an Israeli company that invests in the energy and infrastructure fields, primarily in Italy and in Israel. The Company’s investments include several photovoltaic plants, located in the Marche and Puglia Regions in Italy, holdings in the Dorad power plant located in Ashkelon, Israel and rights in several gas and oil exploration licenses in the Mediterranean sea.

Information Relating to Forward-Looking Statements

This press release contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, included in this press release regarding our plans and objectives of management are forward-looking statements.  The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by our forward-looking statements, including delays in construction, changes in the regulatory provisions applicable to the photovoltaic plants and the terms of the financing that can be procured from financial institutions. These and other risks and uncertainties associated with our business are described in greater detail in the filings we make from time to time with Securities and Exchange Commission, including our Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:
Kalia Weintraub
CFO
Tel: +972 (3) 797-1111
Email: anatb@ellomay.com